Fury Announces C$7 Million Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, Canada - March 2, 2023 - Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) ("Fury" or the "Company") is pleased to announce that it has entered into an agreement with  Haywood Securities Inc., on behalf of itself and a syndicate of underwriters to be formed (collectively, the "Underwriters") pursuant to which the Underwriters have agreed to purchase, on a bought deal private placement basis, 4,865,000 common shares of the Company that qualify as "flow-through shares" as defined under subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec) (the "FT Shares") at a price of C$1.44 per FT Share (the "Issue Price") to be sold on a charitable flow-through basis, representing total gross proceeds to the Company of C$7,005,600 (the "Offering").

In addition, the Company has agreed to grant to the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, at the sole discretion of the Underwriter, to purchase up to an additional C$1,050,840 worth of FT Shares (representing 15% of the total number of FT Shares comprising the Offering) at the Issue Price for a period of up to 48 hours prior to closing of the Offering.

The FT Shares will be offered to purchasers pursuant to the listed issuer financing exemption ("LIFE Exemption") under Part 5A of NI 45-106 in all of the provinces of Canada, including Québec, and therefore will not be subject to resale restrictions pursuant to applicable Canadian securities laws.

There is an offering document related to the Offering that can be accessed under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.furygoldmines.com. Prospective investors should read this offering document before making an investment decision.

The gross proceeds of the Offering will be used by the Corporation to incur eligible "Canadian exploration expenses" that qualify as "flow-through mining expenditures" as such terms are defined in the Income Tax Act (Canada), and with respect to Quebec resident subscribers will also qualify for inclusion in the "exploration base relating to certain Quebec exploration expenses" and in the "exploration base relating to certain Quebec surface mining expenses or oil and gas exploration expenses" within the meaning of the Taxation Act (Québec) (collectively, the "Qualifying Expenditures") related to the Corporation's projects in Québec on or before December 31, 2024. All Qualifying Expenditures will be renounced in favour of the subscribers of the FT Shares effective December 31, 2023. The exploration expenditures to be incurred will include expenditures in connection with the exploration of the Company's Eau Claire and Éléonore South Joint Venture projects, as detailed in the offering document.

The Offering is scheduled to close on or about March 23, 2023, subject to customary closing conditions, including receipt of all necessary approvals including the approval of the Toronto Stock Exchange ("TSX") and the NYSE American. The Company has agreed to pay the Underwriters a cash commission of up to 6% of the gross proceeds raised under the Offering.

Fury Gold Mines Limited	TSX: FURY NYSE American: FURY
1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	www.furygoldmines.com

The securities offered in the Offering have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a Canadian-focused exploration company positioned in two prolific mining regions across the country and holds a 59.5 million common share position in Dolly Varden Silver Corp. (23.5%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit  www.furygoldmines.com.

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information

This press release contains "forward-looking information" within the meaning of applicable Canadian securities laws. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "believes", "anticipates", "expects", "is expected", "scheduled", "estimates", "pending", "intends", "plans", "forecasts", "targets", or "hopes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "will", "should" "might", "will be taken", or "occur" and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking information herein includes, but is not limited to, statements that address activities, events or developments that Fury expects or anticipates will or may occur in the future including the closing date of the Offering, proposed use of proceeds of the Offering and the tax treatment of the FT Shares. Although Fury has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information including the speculative nature of mineral exploration and development, fluctuating commodity prices, the future tax treatment of the FT Shares, competitive risks and the availability of financing, as described in more detail in our recent securities filings available at www.sedar.com. There may also be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Fury does not undertake to update any forward-looking information except in accordance with applicable securities laws.

Fury Gold Mines Limited	TSX: FURY NYSE American: FURY
1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	www.furygoldmines.com